20 April 2005

DANISCO ANNOUNCES SUCCESSFUL CONCLUSION
OF TENDER OFFER FOR GENENCOR

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share. The tender offer expired at 5:00 p.m. New York City time on 19 April 2005.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the offer, that at expiration, approximately 8,670,529 shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 394,691 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 89.5% of the outstanding shares, which satisfies the majority of the minority condition of the offer.

All validly tendered shares have been, and noticed shares will be, accepted for purchase and payment in accordance with the terms of the offer, and payment for such shares is expected to be made promptly.

Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, the tendered shares and noticed shares represent approximately 98.2% of the total outstanding shares.

As soon as practicable after purchase of tendered shares and the closing with Eastman, Danisco intends to cause DH Subsidiary Inc. to merge into Genencor. As a result of the merger, Genencor will be renamed "Danisco Genencor, Inc.," and will become a wholly owned indirect subsidiary of Danisco.

•	The purchase price for the shares acquired is approximately DKK 3.5 billion (USD 615 million).

•	Genencor's total revenues in 2004 were USD 410 million and EBITDA USD 70 million. Excluding the health-care activities, EBITDA was USD 93 million.

•	Genencor's intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco's gaps in the enzyme value chain. Combined with Danisco's capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.

•	This acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.

•	Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household, personal care and food product portfolios.

Danisco assesses that there are great possibilities of realising sales synergies, as the acquired product areas and development of new products combined with industrial enzymes will create cross-selling opportunities.

Outlook

Profit before special items in 2004/05 ending 30 April will only be affected modestly from the transaction, whereas profit after special items in 2004/05 will be affected negatively due to costs arising after the closing, which will impact special items.

Genencor will be included in the outlook for 2005/06 which will be announced in Danisco's announcement of full-year results on 21 June 2005.

Comments from management

Danisco CEO Alf Duch-Pedersen said: "We are looking forward to starting the integration process and working together with Genencor's talented and knowledgeable employees. The acquisition of Genencor will enhance Danisco's strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes."

"Our two companies know each other well and the synergy is obvious," said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. "Now, we will have the depth and the reach to achieve the vision we've had for our business."

Yours faithfully

Alf Duch-Pedersen
CEO

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 410 million in 2004 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

About Danisco

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com